 e

Exhibit 99.1

IM Cannabis Reports Record Second Quarter 2022 Financial Results; Revenues Increase 114% YoY to $23.8 Million

Gross margin of 24%, which is expected to increase with further asset integration, product availability, and operational improvements

Approximately $6.5 million per year in expected cash cost savings from streamlining operations in Canada and closure of Israeli cultivation farm

TORONTO and GLIL YAM, Israel, Aug. 15, 2022 /PRNewswire/ -- IM Cannabis Corp. (the "Company", "IM Cannabis", or "IMC") (CSE: IMCC) (NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, provided financial results for its second quarter ended June 30, 2022. All amounts are reported in Canadian dollars unless otherwise stated.

Q2 2022 Highlights

•	Revenues increased 114% year-over-year to $23.8 million.

•	Gross profit, before fair value adjustments, was $5.6 million.

•	Implemented streamlining and restructuring plan in Canada, with expected cash cost savings of approximately $4 million per year, including the sale of SublimeCulture Inc. ("Sublime").

•
Completed the closure of the Sde Avraham cultivation farm that Focus Medical Herbs Ltd. ("Focus Medical") owned and operated in Israel, with expected cash cost savings of $2.5 million per year, and further centralized operations of recently acquired assets in the country.

Management Commentary

"We have accelerated along the path to profitability, with increased revenues, operational streamlining, and a focus on cost reduction," said Oren Shuster, Chief Executive Officer of IMC. "Our primary goal is to continue to increase revenue in each of our core markets to build long term shareholder value. By focusing on sustainable revenue growth, while rigorously pursuing cost and margin efficiencies, we believe we can achieve profitability in the short term."

"Our long-term strategy relies on geographic diversification and preparation to target, upon legalization, new adult-use recreational cannabis markets in Germany followed by the rest of Europe. We are preparing to leverage our global cultivation, brand, and commercial expertise to profitably capture substantial market share across Europe. Our strength is in properly positioning our brands in different markets and the introduction of new SKUs to consistently exceed consumer and patient expectations."

"Like in Israel, we have embarked on a thorough restructuring of our operations in Canada as part of our global integration efforts and to reduce costs. To that end, we have finalized the sale of Sublime, which together with our streamlining initiatives in Israel, is expected to yield $6.5 million in annual cash savings. We expect the majority of savings to begin to materialize in the third quarter, with full realization in the fourth quarter of this year," concluded Shuster.

Operational Highlights

•
To further streamline operations in Israel, Focus Medical completed the closure of its Sde Avraham cultivation farm. The closure of Sde Avraham farm allows the Company to efficiently leverage its fully licensed import-export supply chain and focus on importing premium and ultra-premium products from its Canadian subsidiaries and other leading Canadian suppliers.

•
In Israel, the Company continued to focus on importing premium and ultra-premium indoor-grown dried cannabis from its Canadian licensed cultivation facilities and its world-leading cannabis suppliers and supply partners. The Company successfully introduced its highly popular WAGNERS Canadian brand in Israel and expects to bring to market new medical cannabis products in Q3 and Q4.

•
In Canada, the Company launched numerous new products in response to high market demand for its brands, WAGNERS and Highland Grow, which hold top 3 spots in the premium and ultra-premium segments in Ontario, respectively[i].  At the end of Q2, and in the first weeks of Q3, the WAGNERS pre-roll catalog at the Ontario Cannabis Store ("OCS") grew through the launch of Tiki Rain, Blue Lime Pie, and TRPY SLRP pre-rolls. Two new 3.5g dried flower SKUs – Tiki Rain and Purple Clementine – were also launched in addition to an expansion of the concentrate portfolio with the introduction of soft black hash and 3.5g soap bar hash. Highland Grow added new dried flower SKUs to its OCS portfolio – Gas Tank and Diamond Breath as well as White Lightning pre-rolls. New product rollouts continue with the introduction of new strains including Frost Bite, Leviathan, and Space Jagger.

•
On August 5, 2022, the Company closed the sale of Sublime, which along with additional streamlining measures taken in Canada is expected to generate annual cash cost savings of approximately $4 million per year.  All cultivation, genetics, and logistics have been centralized in the Company's facilities in Kitchener, Ontario which has sufficient cultivation capacity to support the streamlining initiative. The Company sold Sublime to a group of purchasers that included the current and former members of the Sublime management team for aggregate proceeds of $100,000 less adjustments. The transaction constituted a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Take-Over Bids and Special Transactions ("MI 61-101"). Pursuant to Sections 5.5(a) and 5.7(1)(a) of MI 61-101, the transaction is exempt from the formal valuation and minority shareholder approval requirements of such instrument.

•
In Germany, May was the strongest sales month to date, and the Company's IMC Hindu Kush strain was the top selling T20 in the market, strengthening Adjupharm GmbH's ("Adjupharm") position as one of the top 10 cannabis companies in Germany. With receipt of the extended EU-GMP license on May 24th, including additional production, testing & release steps, the Company achieved another milestone that supports its strategy of product and brand variety. Adjupharm commenced several new product license applications preparing for the launch of new high-quality and high-THC products in Q4 2022 and Q1 2023.

Q2 2022 Financial Results

•
Revenues were $23.8 million in Q2 2022, representing an increase of 114% from Q2 2021. Total dried flower sold for Q2 2022 was 3,210 kilograms at an average selling price of $5.72 per gram, compared to 1,842 kilograms for the same period in 2021 at an average selling price of $3.92 per gram. The increase in revenues is primarily attributed to the increase in the quantity of medical and recreational cannabis products sold, as well as from the higher average selling price per gram the Company realized from its portfolio of premium branded cannabis products in Israel and Canada.

•	Gross profit, before fair value adjustments, was $5.6 million in Q2 2022 compared to $0.6 million in Q2 2021.

•
General and administrative expenses were $11.1 million in Q2 2022 compared to $7.4 million in Q2 2021. The increase in the general and administrative expense is mainly attributable to the growing corporate activities in Israel and Canada following the Company's acquisitions in 2021.

•
Sales and marketing expenses were $5.0 million in Q2 2022 compared to $1.2 million in Q2 2021. The increase in the sales and marketing expenses was due mainly to the Company's increased marketing efforts in Israel, brand launch in Germany, and increased distribution expenses relating to the growth in sales and consolidation of sales and marketing expenses of entities acquired in 2021.

•	Adjusted EBITDA loss was $(4.6) million in Q2 2022 compared to $(5.7) million in Q2 2021.

•
Net loss was $18.98 million in Q2 2022 compared to net loss of $5.01 million in Q2 2021. Included in the net loss was a non-cash charge of $5.4 million, related to restructuring activities in Canada and Israel, along with associated write-downs in tangible and intangible assets, such as other non-cash impairments of $1.5 million in financial expenses and $3.8 million in general and administrative costs.

•	Cash and cash equivalents totaled $5.86 million as at June 30, 2022, compared to $34.05 million as at December 31, 2021.

The complete interim condensed consolidated financial statements of the Company and related management's discussion and analysis for the three months ended June 30, 2022 and 2021, will be available under the Company's SEDAR profile at www.sedar.com.

Q2 2022 Conference Call

The Company will host a zoom web conference today at 9:00 a.m. ET to discuss its Q2 results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company's unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

In Israel, the Company imports and sells premium and ultra-premium medical cannabis, operating retail pharmacies, online platforms, distribution centres and logistical hubs through IMC Holdings Ltd. and its subsidiaries and affiliates, which enable safe delivery and quality control throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. and its subsidiaries TJAC and MYM, where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, under the WAGNERS and Highland Grow brands.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Company's business objectives and milestones and the anticipated timing of execution; expected increase in gross margin attributed to acquired Israeli assets, product availability and yield improvement; the expected cost savings from streamlining operations in Canada and Israel; compliance with NASDAQ Listing Rules; the performance of the Company's business, strategies and operations; the intention to expand its product portfolio and potential business activities; the future impact of the Company's acquisitions; the future product portfolios of the Company, its subsidiaries, Focus Medical and High Way Shinua Ltd. ("HW Shinua", and together with the Company, its subsidiaries and Focus Medical, the "Group") and the Company's ability to export its products, strains and genetics from Canada to Israel and Germany; the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets in the jurisdictions in which the Company operates; and the anticipated decriminalization or legalization of adult-use recreational cannabis in  Germany and Europe.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company's satisfaction of international demand for its products; the Company's ability to implement its growth strategies and leverage synergies of acquisitions; the Company's ability to reach patients through e-commerce and brick and mortar retail operations; the development and introduction of new products; the ability to import and the supply of premium and indoor grown cannabis products from the Company's Canadian subsidiaries and third-party suppliers and partners; the changes and trends in the cannabis industry; the Company's ability to maintain and renew or obtain required licenses; the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities; the effectiveness of its products for medical cannabis patients and recreational consumers; future cannabis pricing and input costs; cannabis production yields; the Company being able to continue to drive organic growth from Canadian operations; and the Company's ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: general business risk and liability, including claims or complaints in the normal course of business; any failure of the Company to maintain "de facto" control over Focus Medical and/or HW Shinua in accordance with IFRS 10; limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations; the lack of control over the Company's investees; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company, its acquisitions to integrate each entity into the Company's operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration; any potential undisclosed liabilities of entities acquired by the Company that were unidentified during the due diligence process; the interpretation of Company's acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities; the ability of the Group to deliver on their sales commitments or growth objectives; the Group's reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated March 31, 2022, which is available on the Company's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Financial Outlook

The Company and its management believe that the statements regarding increased revenue and adjusted EBITDA contained in this press release are reasonable as of the date hereof, are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These statements are considered future-oriented financial outlooks and financial information (collectively, "FOFI") under applicable securities laws. These statements and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of the streamlining and restructuring plan in Canada and Israel, expansion of the Company's product portfolio in Israel, Canada and Germany, existing sales and supply agreements with Focus Medical and Adjupharm, increased sales in Israel through the fulfilment of Focus Medical's existing supply agreements, increased sales from the resumption of product shipments to Adjupharm and new supply agreements for medical cannabis to be received by Adjupharm in Germany, the inclusion of the Israeli pharmacies, Panaxia, MYM and Trichome operations in the Company's financial results following closing of the respective acquisitions, additional product launches by Trichome under the WAGNERS brand and the future business of the Company. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Non-IFRS Measures

This press release includes references to "EBITDA", "Adjusted EBITDA" and "Gross Margin", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Three months ended	June 30, 2022	June 30, 2021

Net Revenues	$23,821	$11,112
Cost of revenues	$18,208	$10,510
Gross profit before FV adjustments	$5,613	$602
Gross margin before FV adjustments	24%	5%

	For the three months ended June 30,		For the year ended December 31,
	2022	2021	2021
Operating Loss	$(18,658)	$(10,717)	$(38,389)
Depreciation & Amortization	$2,223	$1,258	$6,004
EBITDA	$(16,435)	$(9,459)	$(32,385)
IFRS Biological assets fair value adjustments, net	$1,598	$1,170	$1,586
Share-based payments	$1,048	$1,373	$7,471
Costs related to the NASDAQ listing	$-	$1,139	$1,296
Restructuring cost	$5,415	$-	$-
Other non-recurring costs	$3,750	$-	$-
Adjusted EBITDA (Non-IFRS)	$(4,624)	$(5,777)	$(22,032)

Company Contact:

Maya Lustig
Director, Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

[i] Depletion and e-commerce sales data from Ontario Cannabis Store - Sale of Data report for period between April 1, 2022 – June 30, 2022 for dried flower product between $7.50 - $9.99/gram and above $12.99/gram, respectively.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

		June 30, 2022	December 31, 2021
	Note	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$5,861	$13,903
Restricted bank deposit		-	1
Trade receivables		19,441	16,711
Advances to suppliers		3,024	2,300
Other accounts receivable		6,167	14,481
Loans receivable		686	2,708
Biological assets	4	1,491	1,687
Inventories	5	26,647	29,391
		63,317	81,182
NON-CURRENT ASSETS:
Property, plant and equipment, net		22,671	30,268
Investments in affiliates		2,311	2,429
Advance payment for intangible assets of pharmacy	3	6,173	3,129
Derivative assets		8	14
Right-of-use assets, net		16,202	18,162
Deferred tax assets		679	16
Intangible assets, net	3	26,719	30,885
Goodwill	3	117,225	121,303
		191,988	206,206
Total assets		$255,305	$287,388

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

		June 30, 2022	December 31, 2021
	Note	(Unaudited)

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$15,200	$13,989
Bank loans and credit facilities		18,002	9,502
Other accounts payable and accrued expenses		16,050	20,143
Accrued purchase consideration liabilities	1c	2,741	6,039
Current maturities of operating lease liabilities		1,567	1,554
		53,560	51,227
NON-CURRENT LIABILITIES:
Warrants measured at fair value	6	319	6,022
Operating lease liabilities		16,102	17,820
Long-term loans		354	392
Employee benefit liabilities, net		180	391
Deferred tax liability, net		5,249	6,591
		22,204	31,216
Total liabilities		75,764	82,443

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	7
Share capital and premium		241,837	237,677
Treasury stock		(660)	(660)
Translation reserve		1,004	2,614
Reserve from share-based payment transactions		14,242	12,348
Accumulated deficit		(78,860)	(50,743)

Total equity attributable to equity holders of the Company		177,563	201,236
Non-controlling interests		1,978	3,709
Total equity		179,541	204,945
Total liabilities and equity		$255,305	$287,388

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)
Canadian Dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
	(Unaudited)

Revenues	$47,390	$19,879	$23,821	$11,112
Cost of revenues	35,423	14,650	18,208	10,510
Gross profit before fair value adjustments	11,967	5,229	5,613	602
Fair value adjustments:
Unrealized change in fair value of biological assets	1,135	4,361	56	2,018
Realized fair value adjustments on inventory sold in the period	(2,517)	(5,130)	(1,654)	(3,188)
Total fair value adjustments	(1,382)	(769)	(1,598)	(1,170)
Gross profit (loss)	10,585	4,460	4,015	(568)
General and administrative expenses	20,226	12,388	11,184	7,475
Selling and marketing expenses	8,746	2,491	5,026	1,301
Restructuring expenses	9,162	-	5,415	-
Share-based compensation	2,658	2,003	1,048	1,373
Total operating expenses	40,792	16,882	22,673	10,149
Operating loss	(30,207)	(12,422)	(18,658)	(10,717)
Finance income	6,097	13,434	3,206	6,208
Finance expense	(6,927)	(846)	(4,591)	(543)
Finance income (expenses), net	(830)	12,588	(1,385)	5,665
Loss from disposal of investment	(114)	-	(114)	-
Income (loss) before income taxes	(31,151)	166	(20,157)	(5,052)
Income tax expense (benefit)	(1,432)	540	(1,179)	37
Net loss	(29,719)	(374)	(18,978)	(5,089)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on translation to presentation currency	(2,942)	(1,238)	(1,150)	152
Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation	1,203	259	345	27
Total other comprehensive income (loss)	(1,739)	(979)	(805)	179
Total comprehensive loss	$(31,458)	$(1,353)	$(19,783)	$(4,910)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)
Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
	Note	2022	2021	2022	2021
		Unaudited

Net loss attributable to:
Equity holders of the Company		$(28,117)	$(125)	$(18,665)	$(4,630)
Non-controlling interests		(1,602)	(249)	(313)	(459)
		$(29,719)	$(374)	$(18,978)	$(5,089)
Total comprehensive loss attributable to:
Equity holders of the Company		$(29,727)	$(1,123)	$(19,437)	$(4,459)
Non-controlling interests		(1,731)	(230)	(346)	(451)
		$(31,458)	$(1,353)	$(19,783)	$(4,910)
Loss per share attributable to equity holders of the Company:
Basic loss per share (in CAD):	9	$(0.40)	$-	$(0.27)	$(0.10)
Diluted loss per share (in CAD):	9	$(0.47)	$(0.28)	$(0.30)	$(0.23)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
Canadian Dollars in thousands

		Attributable to equity holders of the Company
	Share capital and premium	Treasury stock	Reserve for share-based payment transactions	Translation reserve	Accumulate deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945
Net loss	-	-	-	-	(28,117)	(28,117)	(1,602)	(29,719)
Other comprehensive loss	-	-	-	(1,610)	-	(1,610)	(129)	(1,739)
Total comprehensive loss	-	-	-	(1,610)	(28,117)	(29,727)	(1,731)	(31,458)
Issuance of common shares	3,061	-	-	-	-	3,061	-	3,061
Exercise of options	1,072	-	(737)	-	-	335	-	335
Share based payment	-	-	2,658	-	-	2,658	-	2,658
Expired Options	27	-	(27)	-	-	-	-	-
Balance as of June 30, 2022 (unaudited)	$241,837	$(660)	$14,242	$1,004	$(78,860)	$177,563	$1,978	$179,541
Balance as of January 1, 2021	$37,040	$-	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610
Net loss	-	-	-	-	(125)	(125)	(249)	(374)
Other comprehensive income (loss)	-	-	-	(998)	-	(998)	19	(979)
Total comprehensive loss	-	-	-	(998)	(125)	(1,123)	(230)	(1,353)
Issuance of shares related to Trichome acquisition	98,028	-	-	-	-	98,028	-	98,028
Issuance of shares, net of approximately $3,200 issuance costs	28,131	-	-	-	-	28,131	-	28,131
Exercise of warrants	4,151	-	-	-	-	4,151	-	4,151
Exercise of options	832	-	(771)	-	-	61	-	61
Share based payment	-	-	2,003	-	-	2,003	-	2,003
Expired options	14	-	(14)	-	-	-	-	-
Balance as of June 30, 2021 (unaudited)	$168,196	$-	$7,047	$231	$(33,126)	$142,348	$1,283	$143,631

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
Canadian Dollars in thousands

	Six months ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss for the period	$(29,719)	$(374)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	(1,135)	(4,361)
Fair value adjustment on sale of inventory	2,517	5,130
Fair value adjustment of warrants measured at fair value and derivative assets	(5,697)	(13,049)
Depreciation of property, plant and equipment	1,762	967
Amortization of intangible assets	1,284	242
Depreciation of right-of-use assets	1,014	434
Finance expenses, net	6,527	461
Deferred tax expense (benefit), net	(1,836)	398
Share-based payment	2,658	2,003
Share based acquisition costs related to business combination	-	989
Non-cash interest income on loans receivable	-	233
Revaluation of other receivable	3,818	-
Loss from disposal of investments	114	-
Restructuring expenses	8,791	-
	19,817	(6,553)
Changes in working capital:
Increase in trade receivables, net	(4,518)	(5,688)
Decrease (increase) in other accounts receivable	556	(4,330)
Decrease in biological assets, net of fair value adjustments	569	4,100
Increase in inventories, net of fair value adjustments	(570)	(9,516)
Increase in trade payables	3,916	1,829
Increase (decrease) in employee benefit liabilities, net	(182)	32
Decrease in other accounts payable and accrued expenses	(337)	(1,996)
	(566)	(15,569)
Taxes paid	(462)	(515)
Net cash used in operating activities	(10,930)	(23,011)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
Canadian Dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,076)	(1,837)
Proceeds from sales of property, plant and equipment	201	-
Proceeds from loans receivable	350	7,620
Acquisition of business, net of cash acquired - TFC	-	362
Acquisition of business, net of cash acquired - Panaxia	-	(2,079)
Investments in financial assets	-	(13)
Change in restricted bank deposit	-	18
Investments in associate	(114)	-
Net cash provided by (used in) investing activities	$(639)	$4,071
Cash flow from financing activities:
Proceeds from issuance of share capital, net of issuance costs	$-	$39,353
Proceeds from exercise of warrants	-	3,292
Proceeds from exercise of options	335	61
Repayment of lease liability	(722)	(31)
Payment of lease liability interest	(859)	(578)
Proceeds from bank loan and credit facilities, net	8,871	1,424
Interest paid	(504)	-
Net cash provided by financing activities	7,121	43,521
Effect of foreign exchange on cash and cash equivalents	(3,594)	584
Increase (decrease) in cash and cash equivalents	(8,042)	25,165
Cash and cash equivalents at beginning of the period	13,903	8,885
Cash and cash equivalents at end of the period	$5,861	$34,050
Supplemental disclosure of non-cash activities:
Right-of-use asset recognized with corresponding lease liability	$269	$81
Issuance of shares in payment of purchase consideration liability	$3,147	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.